PUBLIC

20012944

SEC [illegible] AND EXCHANGE COMMISSION
Washington, D.C. 20549

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing
MAR 3 0 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TRADE-PMR, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 NW 41ST STREET
(No. and Street)

GAINESVILLE	**FL**	**32606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBB BALDWIN **352-332-1938**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **CHARLES G. CHRISTENSEN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **TRADE-PMR, INC.**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN J GANEY
Commission # GG 221279
Expires June 21, 2022
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Signature

CHIEF FINANCIAL OFFICER
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Trade-PMR, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade-PMR, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Trade-PMR, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Trade-PMR, Inc.'s management. Our responsibility is to express an opinion on Trade-PMR, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade-PMR, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Trade-PMR, Inc.'s auditor since 2011.

Maitland, Florida

March 20, 2020

TRADE-PMR, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets:	
Cash and cash equivalents	$ 66,193
Deposit with clearing broker	103,753
Receivables from clearing broker	1,128,577
Accounts receivable	658,140
Securities	2,023,577
Prepaid expenses and other current assets	532,710
Operating lease ROU assets	159,150
Property and equipment, net of accumulated depreciation of $213,387	555,025
Total assets	$ 5,227,124

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 726,162
Subordinated loan	-
Operating lease liability ROU assets	159,150
Deferred tax liability	112,852
Total liabilities	998,164
Stockholder's equity:	
Common stock, $.01 par value, 10,000 shares authorized 1,656 shares issued and outstanding	17
Additional paid-in capital	739,188
Retained earnings (deficit)	3,489,756
Total stockholder's equity	4,228,961
Total liabilities and stockholder's equity	$ 5,227,124

The accompanying notes are an integral part of these financial statements.

TRADE-PMR, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Basis of Presentation - Trade-PMR, Inc. (the "Company") is a wholly-owned subsidiary of Trade-PMR Group, Inc. (the "Parent") and is headquartered in Gainesville, Florida. The U.S. dollar ($) is the functional currency of the Company.

Nature of Operations - The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership. The Company is an introducing broker-dealer and clears its trades through First Clearing LLC (the "Clearing Broker"). The Company provides a trading platform to independent investment advisors and also earns interest rebates on customer accounts.

The Company was incorporated on October 30, 1998, in the State of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments - Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Due from clearing broker - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results and the Company uses specific write-off.

Property and Equipment - Property and equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

Revenue recognition - Revenue from contracts with customers includes commission income and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its' customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions and fees are reported net of clearing costs. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly on an as earned basis, which is when the Company believes its' performance obligation has been satisfied.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Income taxes - The Company is included in the consolidated tax return filed by Trade-PMR, Inc. Income taxes are calculated as if the Company filed on a separate basis, and the amount of current tax or refund receivable is either remitted to or received from Trade-PMR, Inc. .

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2019, the Company does not believe that it has taken any positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize any interest and penalties in the provision for taxes.

The federal and state income tax returns of the Company for 2018, 2017, and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Recently Adopted Accounting Principles – The Company adopted ASU 2016-02 Leases - "topic 842" for its' related party lease in the year ending December 31, 2019. There was no effect on retained earnings.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

On January 1, 2014, the Company entered into a month to month real property operating lease agreement ("Agreement") with Trade-PMR Parkview, LLC, a related party. The parties mutually agreed that this

3. RELATED PARTY TRANSACTIONS (continued)

lease supersedes all prior leases. This lease is cancelable by either party. During 2019 the company paid rents of $7,000 per month for a total of $84,000.

The Company has obligations as a lessee for office space, computers, and other office equipment with Initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not Include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, Insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when Incurred.

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating leases:	
Operating lease ROU assets	$159,150
Operating lease liabilities	$159,150

On June 1, 2014, the Company entered into a Management Services Agreement with its parent company Trade-PMR Group, Inc. The agreement may be terminated by either party. During the year, the Company paid a total of $1,103,500 under this agreement.

Total payments under these agreements to both related parties totaled $1,187,500 during the year which is recorded in the parent company expense on the Statement of Income. Additional sponsorship fees of $45,000 were paid during 2019 for a conference organized by its Parent Company.

4. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following at December 31, 2019:

Computers	$	288,081
Art	$	17,636
Leasehold improvements	$	338,260
Office furniture	$	124,435
	$	768,412
Less: accumulated depreciation	$	213,387
	$	555,025

Depreciation expense for the year ended December 31, 2019 was $90,318.

5. INCOME TAXES

The company files a corporate income tax return which consolidates the net income for all related parties. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

The components of the income tax provision are shown below:

Federal Income Tax Expense	$ 142,708
State Income Tax Expense	69,667
Provision for income taxes	$ 212,375

The amount of deferred taxes payable is recognized as of the date of the financial statements, utilizing current tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2019, the Company's deferred tax liability between the treatment of tax and book related assets and liabilities was $112,852.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be

exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2019, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule

7. NET CAPITAL REQUIREMENTS (continued)

(rule 15c3-1), which requires the maintenance of minimal net capital requirement and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $2,152,998 which was $2,097,064 in excess of its required net capital of $55,934. The Company had a ratio of aggregate indebtedness to net capital of 38.97% based on an aggregated indebtedness of $839,014 at December 31, 2019.

8. COMMITMENTS AND CONTINGENCIES

As of December 31, 2019, the Company had two separate unresolved arbitration claims related to losses by account holders. In both cases, the account holders claimed that an unaffiliated registered investment adviser misappropriated customer funds and alleges that the Company violated FINRA rules 3110, 2090 and 2010. The Company was not involved in any recommendations or supervision of the account holder and views the Statement of Claim as frivolous and without merit. Claimants are seeking damages of $700,000 and $175,000. The Company has insurance coverage related to the matter, with a deductible of $50,000. While outside counsel indicates that there is no way to determine an estimate for any potential loss, the Company plans to vigorously contest the claims.

There are no open FINRA examinations.

9. SUBORDINATED LOAN

The Company obtained a subordinated loan from its clearing firm on November 29, 2013. The loan in the amount of $800,000 is due to First Clearing, LLC. Under the terms of this loan, the loan is treated as subordinated debt. The loan is a term loan and is payable over five annual installments of $160,000 in principal, and bears interest at prime rate plus 1.75% resetting annually at the anniversary of the loan origination date. The loan is unsecured and has been approved by FINRA. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Interest paid in 2019 to First Clearing related to this agreement was $10,400.

The loan repayment schedule was extended in 2014 with the first installment scheduled to begin December 1, 2015. The last installment of $160,000 was paid in December 2019 leaving a balance of $0 as of December 31, 2019.

10. RETIREMENT PLAN

The Company sponsors a 401 (k) profit sharing plan ("Plan") that covers eligible employees. Beginning in 2015 the Plan was amended for the Company to make matching contributions up to 5% of eligible employee voluntary salary deferrals.

The Plan provides for contributions to eligible employees based on total compensation. The plan also provides for voluntary salary deferrals for eligible employees. The Company's matching contributions made to the Plan for the year ended December 31, 2019 were $214,629.

11. ADVERTISING COST

The Company expenses the cost of advertising as incurred.

12. REBATES AND OTHER FEES

In 2018 the Company entered into a Referral and Pilot Agreement with First Clearing to service, fee only advisors. As part of the agreement First Clearing agreed to pay a monthly support fee of $25,000 to offset any additional cost incurred by the Company. For the year ended December 31, 2019 the Company received $300,000 as a business transition support fee.

13. SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2020 through March 20, 2020, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.